

February 2, 2011

Sent via U.S. mail and facsimile to (800) 836-0714

Mr. Bruce Berman
Chief Executive Officer
Prepaid Card Holdings, Inc.
18500 Von Karman, Suite 530
Irvine, CA 92612

      Re: Prepaid Card Holdings, Inc.
              Item 4.01 Form 8-K
              Filed January 31, 2011
              File No. 000-53270

Dear Mr. Berman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed January 31, 2011

1. We note your statement that Mr. Corso is unavailable and effectively was not your auditor and, thus, you have not requested him to provide a letter agreeing with the disclosures in this filing as required by Item 304(c) of Regulation S-K. In lieu of a letter of agreement from Mr. Corso, and because you were under the belief that you had hired the audit firm of Gruber & Company to perform your independent audit work, please provide Gruber & Company with the Item 4.01 disclosures included in this filing and request a letter of agreement from them.

Please amend your Form 8-K to include the required letter from your former auditor.

2. We note from your disclosure that became aware of Mr. Corso's status (e.g. that he was not a licensed accountant) in January 2010 and that you hired a new independent accountant in January 2011. Further, note your response included in correspondence filed with us on September 1, 2010 in which you indicated that you would file audited financial statements for the fiscal year ended 2009 as well as re-audited financial statements for the fiscal year ended 2008 upon engagement of an independent auditor. We remind you of your obligation to file audited financial statements for the fiscal years ended 2008 and 2009.

3. It appears that you have met the disclosure requirements of Item 4.02(b) of Form 8-K. However, it does not appear that you have provided the information required by Item 4.02(c). Please provide the Gruber & Company with the Item 4.02 disclosures included in this filing and request a letter of agreement from them. Please amend your Form 8-K to both file under Item 4.02 and to include the required letter from your former auditor.

4. To the extent that the Item 4.02 reporting requirement was triggered in January 2010 when you became aware of Mr. Corso's status (e.g. that he was not a licensed accountant), it would appear that you became ineligible to incorporate your financial statements by reference within any registration statements (e.g. a Form S-3). Further, since you have not filed audited financial statements for 2008 or 2009, your Form 10-K appears to be materially deficient, which would also make you ineligible to incorporate your financial statements by reference within any registration statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief